EXHIBIT A

TO THE SERVICES PLAN FOR JPMORGAN INSURANCE TRUST

(formerly One Group Investment Trust)

(Amended as of April 24, 2010)

Portfolios

JPMorgan Insurance Trust Core Bond Portfolio

JPMorgan Insurance Trust Equity Index Portfolio

JPMorgan Insurance Trust International Equity Portfolio

JPMorgan Insurance Trust Intrepid Growth Portfolio

JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

JPMorgan Insurance Trust Mid Cap Growth Portfolio

    (to be changed from JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio on 5/1/10)

JPMorgan Insurance Trust Mid Cap Value Portfolio

JPMorgan Insurance Trust Small Cap Core Portfolio

JPMorgan Insurance Trust U.S. Equity Portfolio

Servicing Fees (the maximum allowable)

For each Portfolio: 0.25% of the average daily net assets of the Class 1 Shares of the Portfolio